Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: July 25, 2018

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT UTX—Q2 2018 United Technologies Corp Earnings Call EVENT DATE/TIME: JULY 24, 2018 / 12:30PM GMT OVERVIEW: Co. reported 2Q18 reported sales of $16.7b and GAAP EPS of $2.56. Expects 2018 sales to be $63.5-64.5b and adjusted EPS to be $7.10-7.25.

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JULY 24, 2018 / 12:30PM, UTX - Q2 2018 United Technologies Corp Earnings Call

C O R P O R A T E   P A R T I C I P A  N T S

Akhil Johri United Technologies Corporation - Executive VP & CFO

Carroll Lane

Gregory J. Hayes United Technologies Corporation - Chairman & CEO

C O N F E R E N C E   C A L L  P A R T  I C I P A N T S

Carter Copeland Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense

Charles Stephen Tusa JP Morgan Chase & Co, Research Division - MD

Douglas Stuart Harned Sanford C. Bernstein & Co., LLC., Research Division - SVP and Senior Analyst

Jeffrey Todd Sprague Vertical Research Partners, LLC - Founder and Managing Partner

Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst

Nigel Edward Coe Wolfe Research, LLC - MD & Senior Research Analyst

Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

Rajeev Lalwani Morgan Stanley, Research Division - Executive Director

Ronald Jay Epstein BofA Merrill Lynch, Research Division - Industry Analyst

Samuel Joel Pearlstein Wells Fargo Securities, LLC, Research Division - MD, Co-Head of Equity Research and Senior Analyst

Sheila Karin Kahyaoglu Jefferies LLC, Research Division - Equity Analyst

Steven Eric Winoker UBS Investment Bank, Research Division - MD & Industrials Analyst

P R E S E N T A T I O N

Operator

Good morning, and welcome to the United Technologies Second Quarter 2018 Conference Call. On the call today are Greg Hayes, Chairman and Chief Executive Officer; Akhil Johri, Executive Vice President and Chief Financial Officer; and Carroll Lane, Vice President, Investor Relations. This call is being carried live on the Internet, and there’s a presentation available for download from UTC’s website at www.utc.com.

Please note, except where otherwise noted, the company will speak to results from continuing operations excluding restructuring costs and other significant items of a nonrecurring and/or nonoperational nature, often referred to by management as other significant items.

The company also reminds listeners that the earnings and cash flow expectations and any other forward-looking statements provided in this call are subject to risks and uncertainties. UTC’s SEC filings, including its Forms 10-Q and 10-K, provide details on important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements.

In addition, in connection with the pending Rockwell Collins acquisition, UTC has filed with the SEC a registration statement that includes a prospectus from UTC and a proxy statement from Rockwell Collins, which is effective and which contains important information about UTC, Rockwell Collins, the transaction and related matters. (Operator Instructions)

Please go ahead, Mr. Hayes.

JULY 24, 2018 / 12:30PM, UTX - Q2 2018 United Technologies Corp Earnings Call

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

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You saw in the press release this morning that we highlighted the expected impact to our adjusted EPS regarding the pending acquisition of Rockwell. With regard to the closing of the transaction, let me just say that we’re on track with regulatory approvals. We believe we’re down to the final stages of the process, and we expect the transaction to close here still in the third quarter.

As we look forward to the integration of Rockwell, we’re clearly excited about the future and what Rockwell brings to the UTC portfolio. Collins aerospace will give us differentiated products and services that are more intelligent and more connected than ever before and allow us to enhance customer value in the aerospace industry. And of course, we remain confident in our ability to deliver at least $500 million of net cost synergies from the combination.

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Akhil Johri - United Technologies Corporation - Executive VP & CFO

* * *

JULY 24, 2018 / 12:30PM, UTX - Q2 2018 United Technologies Corp Earnings Call

As Greg said, we expect Rockwell Collins to close in the third quarter. This will likely result in $0.10 to $0.15 dilution in 2018 to the adjusted EPS.

* * *

JULY 24, 2018 / 12:30PM, UTX - Q2 2018 United Technologies Corp Earnings Call

Jeffrey Todd Sprague - Vertical Research Partners, LLC - Founder and Managing Partner

Just on Collins, the fact that you’re giving us a sense of the dilution here today, a, does reflect your confidence, I guess, in closing. But b, would also seem to suggest you do have a little bit of certainty now on just some of the accounting machinations of conforming accounting and what the amortization may look like and such. If that’s the case, could you give us your early thought on what the accretion/dilution picture looks like for 2019 based on Q3 ‘18 growth ticket rate?

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

Precisely, Jeff. I mean, really, that’s a nice soliloquy that will lead into guidance on ‘19, but we’re not going to do that.

JULY 24, 2018 / 12:30PM, UTX - Q2 2018 United Technologies Corp Earnings Call

Akhil Johri - United Technologies Corporation - Executive VP & CFO

No. The reality, Jeff, is that we are still working through the intangibles amortization calculation. We have now - again, I have not seen the data because we cannot see it legally. But we have an accounting firm, which has got the data from Collins and is evaluating the cash flow streams of the future, which, as you know, is the basis of determining the intangibles amortization. So that work is going on. I think the preliminary estimates are that we are probably not too far off from the numbers that you’ve seen in the S-4 on that, but there’s still a lot more work to be done. I think the next couple of weeks is probably what is needed to get that – get to a firmer answer. Obviously, as you know, assuming we close in third quarter, we will have to book something in the quarter with regard to those intangibles. And so we are working very hard to make sure we get a number, which we don’t have to change or update in the future. So that work is still going on, which is why you see the range. We do feel we are in the closing stages of the approvals and, therefore, feel a lot more confident about being able to do that this quarter. And we will tell you more as that transaction closes.

* * *

JULY 24, 2018 / 12:30PM, UTX - Q2 2018 United Technologies Corp Earnings Call

Samuel Joel Pearlstein - Wells Fargo Securities, LLC, Research Division - MD, Co-Head of Equity Research and Senior Analyst

* * *

But then I was wondering if you could talk a little bit more about just the Rockwell Collins dilution and help us just to understand what’s in and what’s out. And I’m thinking about the cost to extract the synergies versus the synergy savings, kind of the onetime closing cost around the transaction. I’m just trying to understand what’s in and what’s out of that in terms of the adjusted earnings.

Akhil Johri - United Technologies Corporation - Executive VP & CFO

* * *

On the Rockwell Collins number, as we’ve always said, I think the number that we talked about on adjusted EPS is consistent with our definition of adjusted EPS, which means we exclude any restructuring costs, we exclude any onetime step-up inventory amortization or any

JULY 24, 2018 / 12:30PM, UTX - Q2 2018 United Technologies Corp Earnings Call

integration cost for the first 6 months to a year, if you will, which are exceptional in nature. But going forward, any intangibles amortization of a normal recurring nature on customer relationships, trade name, et cetera, that will be part of the adjusted EPS. For the reference to those who care, we will provide an extra data point, which is on the cash accretion, if you will. We will provide that, so you can see on a cash basis, clearly, the transaction is going to be greatly accretive. And our commitment was that even on – even with taking into account a large significant intangibles amortization, the transaction will be accretive in 2019, and we still believe that will be the case.

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JULY 24, 2018 / 12:30PM, UTX - Q2 2018 United Technologies Corp Earnings Call

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Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the proposed Rockwell Collins merger, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition of Rockwell; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including the recently enacted Tax Cuts and Jobs Act in the U.S.), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement, including on circumstances that might require Rockwell Collins to pay a termination fee of $695 million to United Technologies or $50 million of expense reimbursement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in its operation of the business while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by United Technologies’ proposed acquisition of Rockwell Collins; (23) risks associated with merger-related litigation or appraisal proceedings; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ proposed acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.